MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                Twelve Months           Year
                                    Ended              Ended
                                March 31, 2002   December 31, 2001
                                    (In thousands of dollars)


Earnings Available for
  Fixed Charges:

Net Income per Consolidated
  Statements of Income            $  146,884         $  155,849

Income Taxes                          91,982             98,341
                                     238,866            254,190

Rents (a)                              7,160              6,561

Interest (b)                          50,130             51,201

Total Earnings Available
  for Fixed Charges               $  296,156         $  311,952

Preferred Dividend Requirements   $      760         $      762

Ratio of Income Before Income
  Taxes to Net Income                   163%               163%

Preferred Dividend Factor on
  Pretax Basis                         1,239              1,242

Fixed Charges (c)                     57,290             57,762

Combined Fixed Charges and
  Preferred Stock Dividends       $   58,529         $   59,004

Ratio of Earnings to Fixed
  Charges                               5.2x               5.4x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends         5.1x               5.3x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.